

KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Street
Chicago, IL 60601-6436

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
Jackson National Life Insurance Company of New York and
Contract Owners of JNLNY Separate Account I:

We consent to the use of our reports on the financial statements of each Investment Division within JNLNY Separate Account I dated March 30, 2020, included herein and to the reference to our firm under the heading "Services" in the Statement of Additional Information, as part of the Post-Effective Amendment to the Form N-4 Registration Statement of JNLNY Separate Account I.

KPMG LLP

Chicago, Illinois
April 20, 2020



KPMG LLP
Suite 1400
2323 Ross Avenue
Dallas, TX 75201-2721

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Jackson National Life Insurance Company of New York:

We consent to the use of our report on the financial statements of Jackson National Life Insurance Company of New York, dated March 18, 2020, included herein and to the reference to our firm under the heading "Services" in the Statement of Additional Information, as part of the Pre-Effective Amendment to the Form N-4 Registration Statement.

KPMG LLP

Dallas, Texas
April 20, 2020